United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Interim Financial Statements September 30, 2020

IFRS in US$

Vale S.A. Interim Financial Statements

Report of Independent Registered Public Accounting Firm

To the stockholders and Board of Directors of

Vale S.A.

Results of Review of Interim Financial Statements

We have reviewed the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries (the “Company”) as of September 30, 2020, and the related consolidated income statement, consolidated statement of comprehensive income and the consolidated statement of cash flows for the three and nine-month periods ended September 30, 2020 and September 30, 2019, and the consolidated statement of changes in equity for the nine-month period ended September 30, 2020 and September 30, 2019, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2019, and the related consolidated income statement and statements of comprehensive income, changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated February 20, 2020, except for Notes 3 (f.iii) and 34 to the consolidated financial statements, as to which the date is April 3, 2020, which included a paragraph describing a change in the manner of accounting for leases on January 1, 2019, as discussed in Notes 2 (d) and 19 to the consolidated financial statements, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2019, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Brumadinho’s dam failure

We draw attention to Note 4 to the interim financial statements that describes the actions taken by the Company and the impacts on the interim financial statements as a consequence of the Brumadinho’s dam failure. As disclosed by Management, the Company has incurred costs and recorded provisions based on its best estimates and assumptions. Given the nature and uncertainties inherent in this type of event, the amounts recognized and/or disclosed will be reassessed by the Company and may be adjusted significantly in future periods, as new facts and circumstances become known. Our conclusion is not qualified in relation to this matter.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, RJ, Brazil

October 28, 2020

Consolidated Income Statement

In millions of United States dollars, except earnings per share data

			Three-month period ended September 30,		Nine-month period ended September 30,
	Notes		2020	2019	2020	2019
Net operating revenue	5	(c)	10,762	10,217	25,249	27,606
Cost of goods sold and services rendered	6	(a)	(4,816)	(5,681)	(13,306)	(15,555)
Gross profit			5,946	4,536	11,943	12,051

Operating expenses
Selling and administrative expenses	6	(b)	(127)	(128)	(366)	(348)
Research and evaluation expenses			(105)	(124)	(290)	(285)
Pre-operating and operational stoppage			(188)	(290)	(694)	(839)
Brumadinho event	4		(114)	(225)	(403)	(6,261)
Other operating expenses, net	6	(c)	(113)	(122)	(412)	(241)
			(647)	(889)	(2,165)	(7,974)
Impairment and disposals of non-current assets	4, 13 and 15		(298)	(30)	(730)	(343)
Operating income			5,001	3,617	9,048	3,734

Financial income	7		69	132	311	351
Financial expenses	7		(1,215)	(1,084)	(2,325)	(2,643)
Other financial items, net	7		(214)	(187)	(2,116)	(281)
Equity results and other results in associates and joint ventures	13 and 17		(40)	132	(741)	(527)
Income before income taxes			3,601	2,610	4,177	634

Income taxes	8
Current tax			(743)	(858)	(1,416)	(1,471)
Deferred tax			(51)	(119)	1,126	653
			(794)	(977)	(290)	(818)

Net income (loss)			2,807	1,633	3,887	(184)
Loss attributable to noncontrolling interests			(101)	(21)	(255)	(63)
Net income (loss) attributable to Vale's stockholders			2,908	1,654	4,142	(121)

Earnings (loss) per share attributable to Vale's stockholders:
Basic and diluted earnings (loss) per share:	9
Common share (US$)			0.57	0.32	0.81	(0.02)

The accompanying notes are an integral part of these interim financial statements.

5

Consolidated Statement of Comprehensive Income

In millions of United States dollars

	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Net income (loss)	2,807	1,633	3,887	(184)
Other comprehensive income (loss):
Items that will not be subsequently reclassified to income statement
Translation adjustments	(1,047)	(4,173)	(12,296)	(3,675)
Retirement benefit obligations	76	(70)	(124)	(212)
Fair value adjustment to investment in equity securities	251	(108)	42	(201)
Total items that will not be subsequently reclassified to income statement, net of tax	(720)	(4,351)	(12,378)	(4,088)

Items that may be subsequently reclassified to income statement
Translation adjustments	648	2,225	5,776	2,295
Net investments hedge (note 20b)	(81)	(154)	(720)	(130)
Cash flow hedge (note 20b)	(56)	(1)	(41)	(1)
Total of items that may be subsequently reclassified to income statement, net of tax	511	2,070	5,015	2,164
Total comprehensive income (loss)	2,598	(648)	(3,476)	(2,108)

Comprehensive income (loss) attributable to noncontrolling interests	(94)	(73)	(223)	(108)
Comprehensive income (loss) attributable to Vale's stockholders	2,692	(575)	(3,253)	(2,000)

Items above are stated net of tax and the related taxes are disclosed in note 8.

The accompanying notes are an integral part of these interim financial statements.

6

Consolidated Statement of Cash Flows

In millions of United States dollars

	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Cash flow from operations (a)	5,567	5,128	9,676	11,826
Interest on loans and borrowings paid (note 16)	(203)	(467)	(615)	(950)
Derivatives received (paid), net	(130)	(88)	29	(209)
Interest on participative stockholders' debentures paid	-	-	(88)	(90)
Income taxes (including settlement program)	(450)	(493)	(1,197)	(1,342)
Net cash provided by operating activities	4,784	4,080	7,805	9,235

Cash flow from investing activities:
Investment fund applications	(31)	-	(127)	-
Capital expenditures	(872)	(891)	(2,963)	(2,232)
Additions to investments	-	(74)	(75)	(75)
Acquisition of subsidiary, net of cash (note 13)	-	(417)		(913)
Proceeds from disposal of assets and investments	82	20	88	124
Dividends received from associates and joint ventures	2	-	79	193
Judicial deposits and restricted cash related to Brumadinho event (note 4)	9	1,773	(9)	(1,593)
Short-term investment	-	(895)	630	(926)
Other investments activities, net	(197)	(34)	(371)	(155)
Net cash used in investing activities	(1,007)	(518)	(2,748)	(5,577)

Cash flow from financing activities:
Loans and borrowings from third-parties (note 16)	1,800	1,000	6,800	3,142
Payments of loans and borrowings from third-parties (note 16)	(5,265)	(1,694)	(5,756)	(3,546)
Payments of leasing	(45)	(53)	(144)	(131)
Dividends and interest on capital paid to stockholders	(3,327)	-	(3,327)	-
Dividends and interest on capital paid to noncontrolling interest	(3)	(104)	(11)	(181)
Net cash used in financing activities	(6,840)	(851)	(2,438)	(716)

Increase (decrease) in cash and cash equivalents	(3,063)	2,711	2,619	2,942
Cash and cash equivalents in the beginning of the period	12,113	6,048	7,350	5,784
Effect of exchange rate changes on cash and cash equivalents	(205)	(200)	(1,124)	(167)
Cash and cash equivalents at end of the period	8,845	8,559	8,845	8,559

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	13	34	57	111

Cash flow from operating activities:
Income before income taxes	3,601	2,610	4,177	634
Adjusted for:
Provisions related to Brumadinho event (note 4)	-	-	21	5,652
Equity results and other results in associates and joint ventures	40	(132)	741	527
Impairment and disposal of non-current assets	298	30	730	343
Depreciation, depletion and amortization	774	927	2,396	2,694
Financial results, net	1,360	1,139	4,130	2,573
Changes in assets and liabilities:
Accounts receivable	(276)	523	(577)	271
Inventories	(298)	(69)	(650)	(301)
Suppliers and contractors (i)	214	412	(352)	743
Provision - Payroll, related charges and other remunerations	177	187	84	(107)
Payments related to Brumadinho event (note 4) (ii)	(218)	(386)	(589)	(608)
Other assets and liabilities, net	(105)	(113)	(435)	(595)
Cash flow from operations (a)	5,567	5,128	9,676	11,826

(i) Includes variable lease payments.

(ii) Additionally, the Company incurred in expenses in the amount of US$114 and US$382 for the three and nine-month periods ended September 30, 2020, respectively, and US$225 and US$487 for the three and nine-month periods ended September 30, 2019, respectively, which did not qualify for provision and, as such were recognized in the income statement.

The accompanying notes are an integral part of these interim financial statements.

7

Consolidated Statement of Financial Position
In millions of United States dollars

	Notes	September 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	16	8,845	7,350
Short-term investments	16	125	826
Accounts receivable	10	3,014	2,529
Other financial assets	12	454	759
Inventories	11	4,329	4,274
Prepaid income taxes		117	370
Recoverable taxes		357	552
Others		303	382
		17,544	17,042

Non-current assets
Judicial deposits	22(c)	2,040	3,133
Other financial assets	12	2,472	2,748
Prepaid income taxes		540	597
Recoverable taxes		531	607
Deferred income taxes	8(a)	9,610	9,217
Others		606	496
		15,799	16,798

Investments in associates and joint ventures	13	2,036	2,798
Intangibles	14	6,614	8,499
Property, plant and equipment	15	37,988	46,576
		62,437	74,671
Total assets		79,981	91,713

Liabilities
Current liabilities
Suppliers and contractors		3,099	4,107
Loans, borrowings and leases	16	1,024	1,439
Other financial liabilities	12	1,782	1,404
Taxes payable		807	512
Settlement program ("REFIS")	8(c)	313	431
Liabilities related to associates and joint ventures	17	688	516
Provisions	21	1,016	1,230
Liabilities related to Brumadinho	4	936	1,568
De-characterization of dams	4	320	309
Interest on capital		-	1,571
Others		699	758
		10,684	13,845
Non-current liabilities
Loans, borrowings and leases	16	14,041	13,408
Other financial liabilities	12	5,289	4,372
Settlement program ("REFIS")	8(c)	2,287	3,476
Deferred income taxes	8(a)	1,635	1,882
Provisions	21	7,781	8,493
Liabilities related to Brumadinho	4	614	1,415
De-characterization of dams	4	1,254	2,180
Liabilities related to associates and joint ventures	17	797	1,184
Streaming transactions		2,017	2,063
Others		373	402
		36,088	38,875
Total liabilities		46,772	52,720

Stockholders' equity	24
Equity attributable to Vale's stockholders		34,499	40,067
Equity attributable to noncontrolling interests		(1,290)	(1,074)
Total stockholders' equity		33,209	38,993
Total liabilities and stockholders' equity		79,981	91,713

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Changes in Equity
In millions of United States dollars

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2019	61,614	1,139	7,090	(2,455)	(2,110)	(25,211)	-	40,067	(1,074)	38,993
Net income (loss)	-	-	-	-	-	-	4,142	4,142	(255)	3,887
Other comprehensive income	-	-	(1,884)	-	146	(5,657)	-	(7,395)	32	(7,363)
Dividends and interest on capital of Vale's stockholders			(2,329)					(2,329)	-	(2,329)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(7)	(7)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	14	14
Assignment and transfer of shares (note 24)	-	-	-	14	-	-	-	14	-	14
Balance at September 30, 2020	61,614	1,139	2,877	(2,441)	(1,964)	(30,868)	4,142	34,499	(1,290)	33,209

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2018	61,614	1,139	10,968	(2,477)	(2,155)	(25,104)	-	43,985	847	44,832
Loss	-	-	-	-	-	-	(121)	(121)	(63)	(184)
Other comprehensive income	-	-	(762)	-	(393)	(724)	-	(1,879)	(45)	(1,924)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(85)	(85)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	20	20
Assignment and transfer of shares (note 24)	-	-	-	22	-	-	-	22	-	22
Balance at September 30, 2019	61,614	1,139	10,206	(2,455)	(2,548)	(25,828)	(121)	42,007	674	42,681

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1.        Corporate information

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are iron ore and iron ore pellets producers, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production process of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore and, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 5.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.        Basis of preparation of the interim financial statements

a)    Statement of compliance

The condensed consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)    Basis of presentation

The interim financial statements have been prepared to update users about relevant events and transactions that occurred in the period and should be read in conjunction with the financial statements for the year ended December 31, 2019. The accounting policies, accounting estimates and judgements, risk management and measurement methods are the same as those applied when preparing the last annual financial statements.

These interim financial statements were authorized for issue by the Executive Board on October 28, 2020.

The interim financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in United States dollars (“US$”) as the Company believes this is the currency used by international investors.

The exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended		Nine-month period ended
	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
US Dollar ("US$")	5.6407	4.0307	5.3772	3.9684	5.0793	3.8887
Canadian dollar ("CAD")	4.2344	3.1034	4.0366	3.0051	3.7505	2.9258
Euro ("EUR" or "€")	6.6132	4.5305	6.2876	4.4123	5.7207	4.3679

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

3.       Significant events in the current period

a) Main events

The financial position, cash flows and performance of the Company were particularly affected by the following events and transactions during the three-month period ended September 30, 2020:

•	As announced in September 2020, the exclusivity period to negotiate the sale of Vale Nouvelle-Calédonie S.A.S. (“VNC”) to New Century Resources Limited ended and the parties did not reach an agreement for the sale of VNC. Further details on the transaction and plans for such investment are presented in note 5(b).

•	In September 2020, the Company entered into an agreement to sell its investment held in Biopalma, resulting in a loss of US$94 (note 5b).

•	In September 2020, the Company decided to close its operations at the Simões Filho plant in Bahia, resulting in an impairment loss of US$75 (note 5b).

•	In August 2020, the conditions precedent of the agreement to sell the Company's stake in Henan Longyu were concluded and until October 2020, the Company received US$110 out of the total agreed consideration in the amount of US$152 (note 13b).

•	On September 30, 2020, the Company paid stockholders’ remuneration in the amount of US$2,329 (R$12,350 million), see note 24.

•	On October 7, 2020 (subsequent event), the Company concluded the agreement for the divestiture of PT Vale Indonesia Tbk (“PTVI”) and received US$278 (note 13b).

•	On October 9, 2020 (subsequent event), the Company approved the incorporation of a joint venture to build and operate an expansion project for the Shulanghu Port facilities, located in China. Vale's capital contribution to the project is estimated to range from US$110 to US$160 (note 13b).

b) Coronavirus pandemic

Background - The coronavirus pandemic developed rapidly in 2020, with reports of several fatalities from COVID-19, including the locations of the Company's main operations. A significant portion of the Company's revenue comes from sales to customers in Asia and Europe, regions that have had their economic activities affected as a result of the pandemic. Vale also has an extensive logistics and supply chain, including several ports, distribution centers and suppliers that have operations in the affected regions.

The Company has taken several measures to monitor and prevent the effects of COVID-19, including health and safety measures for its employees (such as social distancing and remote working) and actions to secure the supply of materials essential to the Company's production process.

Vale has pledged more than US$100 (R$538 million) to support humanitarian aid programs in the communities where the Company operates, with special focus on Brazil communities that have been more adversely affected by the pandemic. These resources are being used to purchase medical supplies and equipment, among other actions taken against COVID-19. This amount was recognized as "Other operating expenses" in the income statement for the three and nine-month periods ended September 30, 2020.

The Company is closely monitoring the impact of the COVID-19 on its business. To date, COVID-19 has not had a significant operational or financial impact on the Company, other than those already disclosed on these interim financial statements. However, if the pandemic continues for an extended period of time or increases in intensity in the regions where Vale operates, the Company's financial conditions or results of operations in 2020 may be adversely impacted.

Impairment and onerous contracts - The Company assessed whether there were any triggering events suggesting an impairment test for its non-financial assets and concluded there have been no changes in the circumstances that would indicate an impairment loss in the Company's cash generating units ("CGUs").

During this year, some of the Company's operations were temporarily suspended due to COVID-19. These operations have already been resumed and, therefore, the main long-term assumptions applied on the preparation of the cash flow models, such as commodity prices and production levels, remain unchanged for the impairment trigger assessment.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Voisey's Bay, Nickel - On March 16, 2020, the Company reduced its Voisey's Bay mining operation and placed it in care and maintenance, as a precaution to avoid exposure when travelling to the remote site and to help to protect the health and well-being of Nunatsiavut and Innu indigenous communities in Labrador in face of the COVID-19 pandemic. On July 3, 2020, the Company resumed this operation, which reached its full operational capacity in August 2020.

Mozambique, Coal - In 2019, the Company fully impaired the assets related to this CGU because the expected yield of metallurgical coal and thermal coal will not be achieved, mostly due to technical issues on the project and operation of the assets related to this CGU. As a result, the Company has decided to implement a new mining plan and a new plant strategy to achieve the ramp-up of this asset, which includes shortening the life of mine and completing a plant overhaul. However, in addition to the slowdown in the operational activities, the COVID-19 pandemic has caused travel and equipment transportation restrictions and so, the Company has revisited the plans for the Mozambique coal processing plant stoppage. The halting of the processing plants’ operations that was previously expected to start in the second quarter of 2020, will now take place in November 2020. Other than this, the plan for this CGU has not changed and, therefore, no further impact was recognized in the period ended September 30, 2020.

Liquidity - As a precautionary measure to increase its cash position and preserve financial flexibility considering the uncertainties resulting from the COVID-19 pandemic, in March 2020, Vale drew down its revolving credit lines in the amount of US$5 billion and discontinued the nickel hedge program, through the sale of option contracts for the total amount of US$230. In September 2020, the Company repaid in full the amount that was drawn from revolving credit lines (note 16).

Deferred tax liabilities - On March 31, 2020, the government of Indonesia issued a regulation ("PERPPU-1") to manage the economic impact of the global COVID-19 pandemic, which affects Indonesia's tax policies. The 25% income tax rate was reduced to 22% in fiscal years 2020 and 2021 and will later be reduced to 20% as of fiscal year 2022. Therefore, the Company has measured the deferred income tax of PT Vale Indonesia Tbk ("PTVI"), considering the effective promulgation of the new income tax rate. As a result, the Company recognized an income tax gain of US$80 in the nine-months period ended September 30, 2020.

Fair value of other assets and liabilities - At this time, the effects of the pandemic have not caused significant impacts on the fair value of the Company's assets and liabilities. However, unusual significant changes have occurred in the value of financial assets in many markets since the pandemic began. The effects of the pandemic remain uncertain, making it impossible to predict the final impact it could have on the economy and, in turn, on the Company's business, liquidity and financial position, meaning that the fair value of assets and liabilities may change in subsequent periods.

4.       Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities.

Vale has been taking the necessary actions to support the victims and to mitigate and recover the social and environmental damages resulting from the event, including indemnification and donations to those affected by the dam rupture. The Company has created the Special Recovery and Development Board, which is in-charge of those measures related to the Brumadinho dam rupture.

The Company has also informed the market and Brazilian authorities of its decision to speed up the plan to “de-characterize” its tailings dams built under the upstream method (same method as Brumadinho’s dam), certain “centerline structures” and dikes, located in Brazil. Therefore, the Company has a total provision to comply with these assumed obligations in the amount of US$3,124 as at September 30, 2020 (US$5,472 as at December 31, 2019).

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a) De-characterization of the dams

The changes in the provision to carry out the de-characterization of the upstream structures, centerline structures and dikes for the nine-month periods ended September 30, 2020 and 2019 are as follows:

	2020	2019
Balance at January 1,	2,489	-
Provision recognized	-	1,953
Disbursements	(194)	(16)
Present value valuation	(39)	73
Translation adjustment	(682)	8
Balance at September 30,	1,574	2,018

	September 30, 2020	December 31, 2019
Current liabilities	320	309
Non-current liabilities	1,254	2,180
Liabilities	1,574	2,489

In addition to the de-characterization projects of the upstream dams, which are already reserved as at September 30, 2020, the Company is assessing whether there are other structures that would meet the criteria to be de-characterized as well. In addition, at the current stage of studies and analysis, it is not yet possible to estimate if an additional provision for the de-characterization of other structures will be recorded in future reporting periods.

b) Framework Agreements and donations

The Company has been working together with the authorities and society to remediate the environmental and social impacts of the event. Therefore, the Company has started negotiations and entered into agreements with the relevant authorities and affected people. Vale has also developed studies and projects to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings, especially alongside the Paraopeba river.

On April 1, 2020, the judge of the 2nd Public Finance Court of Belo Horizonte released US$92 (R$500 million) from the judicial deposits of the Company. On May 15, 2020, the judge released an additional amount of US$183 (R$1 billion). Both amounts were released to the State of Minas Gerais to be used by the State Government on actions against COVID-19 pandemic and were considered as compensation for part of the obligation assumed by the Company due to the Brumadinho dam rupture.

The changes in the provision for the nine-month periods ended September 30, 2020 and 2019 are as follows:

	2020	2019
Balance at January 1,	2,983	-
Provision for social and economic compensation	21	3,698
Disbursements (i)	(669)	(556)
Present value valuation	18	42
Translation adjustment	(803)	(253)
Balance at September 30,	1,550	2,931

	September 30, 2020	December 31, 2019
Current liabilities	936	1,568
Non-current liabilities	614	1,415
Liabilities	1,550	2,983

(i) Includes cash outflows of US$395 (R$1,995 million) and the realization of judicial deposits of US$274 (R$1,500 million).

The Company is under negotiations with the Government of the State of Minas Gerais (“GEMG”) and other relevant authorities for an additional agreement for collective damages indemnification and further compensation for the society and environment. The goal of Vale with a potential agreement would be to provide a stable legal framework for the execution of reparation and compensation, with the suspension of the existing civil lawsuits.

The potential agreement is still very uncertain as it is subject to conclusion of the ongoing negotiations and approval by the Company, the Government of the State of Minas Gerais, Public Prosecutors and other Authorities and Intervenient parties.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The estimate of the economic impact of a potential agreement will depend on (i) final agreement on the list of reparation and compensation projects, (ii) a detailed assessment of the estimates of the amounts to be spent on the reparation and compensation projects being discussed, (iii) an analysis of the detailed scope of such projects to determine their overlap with the initiatives and amounts already provisioned; and (iv) the timing of the execution of projects and disbursements, which will impact the present value of the obligations.

Based on the current terms under discussion, and preliminary estimates subject to the uncertainties listed above, such possible agreement might result in an additional provision of approximately US$1.4 billion (R$8 billion). All accounting impacts, if any, will be recorded in the period an agreement is reached. Therefore, the provisions recorded in these interim financial statements do not include the potential outcome of the current negotiation as it is not yet possible to reliably estimate an amount or whether the current negotiations will be successful.

c) Incurred expenses

The Company has incurred expenses, which do not qualify for provision and have been recognized in the income statement, in the amount of US$114 and US$382 for the three and nine-month periods ended September 30, 2020, respectively and US$225 and US$487 for the three and nine-month periods ended September 30, 2019, respectively. These expenses include communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others.

d) Operation stoppages

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of US$111 and US$378 for the three and nine-month periods ended September 30, 2020, respectively, and US$179 and US$577 for the three and nine-month periods ended September 30, 2019, respectively. The Company is working on legal and technical measures to resume all operations at full capacity.

e) Assets write-off

Following the event and the decision to speed up the de-characterization of the upstream dams, the Company recognized a loss of US$65 and US$219 as “Impairment and disposal of non-current assets” for the three and nine-month periods ended September 30, 2019 in relation to the assets written-off of the Córrego do Feijão mine and those related to the other upstream dams in Brazil. In 2020, the Company did not write-off any asset related to the Brumadinho event.

f) Contingencies and other legal matters

Vale is subject to significant contingencies due to the Brumadinho dam failure. Vale has already been named on several judicial and administrative proceedings brought by authorities and affected people and is currently under investigation. Vale is evaluating these contingencies and would recognize additional provisions based on the updates on the stage of these claims.

Following these contingencies, approximately US$90 (R$506 million) of the Company’s bank accounts are restricted and US$876 (R$4,942 million) were converted into judicial deposits as at September 30, 2020.

For the Brumadinho event, the Company has financial guarantees in the amount of US$1,032 (R$5,819 million) in September 30, 2020. The expenses related to these financial guarantees in the amounts of US$2 (R$10 million) and US$5 (R$30 million) were recorded as financial expense in the Company's income statement for the three and nine-month periods ended September 30, 2020, respectively.

On August 26, 2020, the Public Prosecutor's Office of Minas Gerais (“MPMG”) and other plaintiffs of the Public Civil Actions presented a request for ruling condemning Vale to indemnify alleged economic losses of the State of Minas Gerais and collective moral damages, both claims already considered in said Public Civil Actions filed against Vale in January 2019 as a result of the Brumadinho dam rupture. In that submission, the plaintiffs also requested the immediate freezing of US$4.7 billion (R$26.7 billion) from the Company as a guarantee for the reimbursement of the alleged economic losses, which was dismissed by the judge of the 2nd Lower Court of Public Treasury of Belo Horizonte on October 6, 2020 (subsequent event). Said indemnification requests are still pending judgment and the Company is unable to estimate when a final decision will be issued.

On May 27, 2020, the MPMG requested the imposition of fines or forfeit of assets, rights and amounts of the Company, allegedly based on Article 5, item V of Brazilian Law 12.846/2013. According to the MPMG, Vale would have, through its employee’s actions, hindered the inspection activities of public agencies in the complex. The Company was not required to present any guarantees based on a judicial decision.

On October 20, 2020 (subsequent event), the Company was informed that the Brazilian Office of the Comptroller General (“CGU”) initiated an administrative proceeding based on the same allegations made by the MPMG.

Both proceedings are ongoing and the Company cannot estimate when a final decision will be issued.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(f.i) Administrative sanctions

In 2019, the Company was notified of the imposition of administrative fines by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of US$46 (R$250 million).

On July 6, 2020, the Company signed an agreement with IBAMA, of which US$28 (R$150 million) will be used in environmental projects in 7 parks in the state of Minas Gerais, covering an area of approximately 794 thousand hectares, and US$18 (R$100 million) will be used in basic sanitation programs in the state of Minas Gerais. The total amount was deposited in court to be used in these environmental projects, subject to ratification of justice.

As at September 30, 2020, the administrative sanctions are recorded as “Liabilities related to Brumadinho“.

(f.ii) U.S. Securities class action suits

As detailed in note 3 to the financial statements for the year ended December 31, 2019 and updated in the interim financial statements for 2020, Vale is defending itself against a potential class action lawsuit before a New York Federal Court filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale.

Following the decision of the Court, in May 2020, rejecting part of the preliminary defense presented by the Company, the Discovery phase has started and is expected to be concluded by June 2021.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of this process is classified as possible. However, considering the initial phase of the potential class action, it is not possible at this time to reliably estimate the amount of a potential loss.

(f.iii) Arbitration proceedings in Brazil filed by shareholders and a class association

In Brazil, Vale is a defendant in (i) one arbitration filed by 166 minority shareholders, and (ii) one arbitration filed by a class association allegedly representing all Vale’s minority shareholders.

In both proceedings, the Claimants argue Vale would be aware of the risks associated with the dam, and failed to disclose it to the shareholders, which would be required under the Brazilian applicable laws and the rules of Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil). Based on such argument, they claim compensation for losses caused by the decrease of the value of the shares.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of these proceedings is classified as possible. However, considering the initial phase of the arbitrations, it is not possible at this time to reliably estimate the amount of a potential loss.

(f.iv) Cooperation with the CVM and the SEC

The Company is cooperating with the SEC and the CVM by providing documents and other information concerning the failure of Dam I as requested by both agencies.

g) Insurance

The Company is negotiating with insurers the payment of indemnification under its operational risk and civil liability. However, these negotiations are still at a preliminary stage, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification to the Company was recognized in these interim financial statements.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Critical accounting estimates and judgments

The measurement of the provision requires the use of significant judgments, estimates and assumptions. The provision reflects the estimated costs to comply with Vale’s obligation in relation to the Brumadinho event.

The main critical assumptions and estimates applied in measuring the provision for de-characterization of the dams considers, among others: (i) volume of the waste to be removed based on data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) acceptance by the authorities of the proposed engineering methods and solution; and (iv) updates in the discount rate.

The provision for Framework Agreements and donations may be affected by factors including, but not limited to: (i) changes in the current estimated market price of the direct and indirect cost related to products and services, (ii) changes in timing for cash outflows, (iii) changes in the technology considered in measuring the provision, (iv) number of individuals entitled to the indemnification payments, (v) resolution of existing and potential legal claims, (vi) demographic assumptions, (vii) actuarial assumptions, and (viii) updates in the discount rate.

Therefore, future expenditures may differ from the amounts currently provided because the realized assumptions and various other factors are not always under the Company’s control. These changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company will reassess the key assumptions used in the preparation of the projected cash flows and will adjust the provision, if required.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

5.        Information by business segment and by geographic area

The Company operates the following reportable segments: Ferrous Minerals, Base Metals and Coal. The segments are aligned with products and reflect the structure used by Management to evaluate Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and the Board of Directors. The performance of the operating segments is assessed based on a measure of adjusted EBITDA.

As disclosed on note 4 to these Interim Financial Statements, the Company has created the Special Recovery and Development Board that reports to the CEO and is responsible to assess the costs related to the Brumadinho event. These costs are not directly related to the Company's operating activities and, therefore, were not allocated to any operating segment.

The Company allocates to “Others” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses.

a)    Adjusted EBITDA

The definition of Adjusted EBITDA for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

	Three-month period ended September 30, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	7,357	(2,064)	(51)	(31)	(121)	-	5,090
Iron ore pellets	1,195	(431)	2	(1)	(17)	-	748
Ferroalloys and manganese	51	(44)	(4)	-	(8)	-	(5)
Other ferrous products and services	81	(60)	-	-	-	2	23
	8,684	(2,599)	(53)	(32)	(146)	2	5,856

Base metals
Nickel and other products	1,317	(894)	(23)	(10)	-	-	390
Copper	587	(190)	(2)	(15)	-	-	380
	1,904	(1,084)	(25)	(25)	-	-	770

Coal	103	(321)	(5)	(10)	-	20	(213)

Brumadinho event	-	-	(114)	-	-	-	(114)
COVID-19	-	-	(15)	-	-	-	(15)
Others	71	(86)	(133)	(38)	(3)	-	(189)
Total	10,762	(4,090)	(345)	(105)	(149)	22	6,095

	Three-month period ended September 30, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	6,566	(2,527)	(80)	(28)	(166)	-	3,765
Iron ore pellets	1,596	(723)	(8)	(5)	(27)	-	833
Ferroalloys and manganese	48	(38)	(2)	-	-	-	8
Other ferrous products and services	117	(87)	-	(2)	-	-	28
	8,327	(3,375)	(90)	(35)	(193)	-	4,634

Base metals
Nickel and other products	1,034	(676)	(12)	(11)	(16)	-	319
Copper	495	(244)	(2)	(13)	-	-	236
	1,529	(920)	(14)	(24)	(16)	-	555

Coal	241	(437)	5	(10)	-	29	(172)

Brumadinho event	-	-	(225)	-	-	-	(225)

Others	120	(112)	(139)	(55)	(3)	-	(189)
Total	10,217	(4,844)	(463)	(124)	(212)	29	4,603

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Nine-month period ended September 30, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	16,520	(5,486)	(135)	(79)	(412)	-	10,408
Iron ore pellets	2,947	(1,220)	14	(3)	(59)	53	1,732
Ferroalloys and manganese	165	(135)	(4)	(1)	(19)	-	6
Other ferrous products and services	243	(187)	2	(1)	-	2	59
	19,875	(7,028)	(123)	(84)	(490)	55	12,205

Base metals
Nickel and other products	3,309	(2,204)	(58)	(35)	(29)	-	983
Copper	1,493	(582)	(4)	(47)	-	-	860
	4,802	(2,786)	(62)	(82)	(29)	-	1,843

Coal	345	(1,056)	-	(24)	-	95	(640)

Brumadinho event	-	-	(403)	-	-	-	(403)
COVID-19	-	-	(100)	-	-	-	(100)
Others	227	(247)	(453)	(100)	(8)	24	(557)
Total	25,249	(11,117)	(1,141)	(290)	(527)	174	12,348

	Nine-month period ended September 30, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	16,892	(6,264)	(241)	(71)	(559)	-	9,757
Iron ore pellets	4,570	(2,052)	(15)	(15)	(50)	144	2,582
Ferroalloys and manganese	202	(151)	(4)	(1)	-	-	46
Other ferrous products and services	321	(246)	1	(2)	-	-	74
	21,985	(8,713)	(259)	(89)	(609)	144	12,459

Base metals
Nickel and other products	3,090	(2,158)	(46)	(26)	(28)	-	832
Copper	1,428	(705)	(5)	(25)	-	-	693
	4,518	(2,863)	(51)	(51)	(28)	-	1,525

Coal	830	(1,246)	6	(22)	-	85	(347)

Brumadinho event	-	-	(6,261)	-	-	-	(6,261)

Others	273	(277)	(243)	(123)	(6)	49	(327)
Total	27,606	(13,099)	(6,808)	(285)	(643)	278	7,049

Adjusted EBITDA is reconciled to net income (loss) as follows:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Net income (loss) attributable to Vale's stockholders	2,908	1,654	4,142	(121)
Loss attributable to noncontrolling interests	(101)	(21)	(255)	(63)
Net income (loss)	2,807	1,633	3,887	(184)
Depreciation, depletion and amortization	774	927	2,396	2,694
Income taxes	794	977	290	818
Financial results	1,360	1,139	4,130	2,573
Equity results and other results in associates and joint ventures	40	(132)	741	527
Dividends received and interest from associates and joint ventures (i)	22	29	174	278
Impairment and disposal of non-current assets	298	30	730	343
Adjusted EBITDA	6,095	4,603	12,348	7,049

(i) Includes the remuneration of the financial instrument of the Coal segment.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)       Assets by segment

	September 30, 2020			December 31, 2019
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)
Ferrous minerals	2,219	1,218	24,831	1,955	1,729	33,528
Base metals	1,321	16	18,522	1,354	14	19,893
Coal	55	-	-	60	-	-
Others	-	802	1,249	2	1,055	1,654
Total	3,595	2,036	44,602	3,371	2,798	55,075

	Three-month period ended September 30,
	2020			2019
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	402	37	403	401	90	546
Base metals	335	70	358	271	43	296
Coal	27	-	-	79	-	67
Others	-	1	13	5	2	18
Total	764	108	774	756	135	927

	Nine-month period ended September 30,
	2020			2019
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	1,420	187	1,303	992	263	1,506
Base metals	1,025	185	1,035	712	95	958
Coal	138	-	19	156	-	176
Others	3	5	39	8	6	54
Total	2,586	377	2,396	1,868	364	2,694

(i) Goodwill is allocated mainly to ferrous minerals and base metals segments in the amount of US$1,265 and US$1,849 in September 30, 2020 and US$1,770 and US$1,859 in December 31, 2019, respectively.

(ii) Cash outflows.

Impairment of assets

Ferrous minerals segment – Vale Manganês S.A. (“Vale Manganês”) - In September 2020, the Company decided to shut down the Simões Filho operation, in Bahia, a plant that is part of Vale Manganês S.A. business, which used to produce ferroalloys of manganese (part of the ferrous minerals segment). The Company will continue operating its other plants to produce manganese ore.

Therefore, the Company has carried out an impairment test for the cash-generating unit (“CGU”) of Manganese, resulting in the full impairment of inventories, other assets related to the Simões Filho plant and the Company recognized additional provisions required for the closure of the site. As a result, the Company recognized an impairment loss of US$75 as “Impairment and disposals of non-current assets” for the three and nine-month period ended September 30, 2020. The remaining carrying amount related to this CGU is US$30 as at September 30, 2020.

Base metals segment – Vale Nouvelle-Calédonie S.A.S. (“VNC”) – On May 25, 2020, the Company announced that it had entered into a non-binding agreement to negotiate with exclusivity the sale of its entire interest in VNC to New Century Resources Limited (“NCZ”) for an insignificant consideration.

As a result of this negotiation, VNC's assets and liabilities were classified as "held for sale" and measured at fair value resulting in the recognition of an impairment loss of US$54 and US$368 recognized in the income statement as "Impairment and disposal of non-current assets” for the three and nine-month period ended September 30, 2020, respectively.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In September 2020, NCZ's exclusivity period ended and the parties did not reach an agreement for the sale of VNC, thus, the Company has restarted the search for a potential buyer. In the meanwhile, Vale has initiated studies of all options available to exit the operation, including placing VNC in care and maintenance in preparation for a possible shut down of the operation, should no sustainable solution be found in the coming months.

These studies take into consideration the financing needs to continue VNC operations, including the commitment to make investments to convert the tailings deposition from wet to dry-stacking (“Project Lucy”), which will cost approximately US$500. Therefore, depending on the conclusion of those studies mentioned above, and the exit alternative chosen by the Company, additional losses and new provisions may be required in future reporting periods.

Others – Biopalma da Amazônia S.A. (“Biopalma”) – In September 2020, the Company signed an agreement with Brasil Bio Fuels S.A. to sell its entire stake in Biopalma for an insignificant consideration. Biopalma is a company that cultivates a palm oil plantation to extract and sell that oil. As a result of this agreement, Biopalma's assets and liabilities were classified as "held for sale" and measured at fair value, resulting in a loss of US$94 recognized in the income statement as "Impairment and disposals of non-current assets" for the three and nine-months period ended September 30, 2020. The transaction is expected to be concluded by the end of 2020, subject to preceded conditions, including the approval of the Administrative Council for Economic Defense (CADE).

c) Net operating revenue by geographic area

	Three-month period ended September 30, 2020
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	113	37	-	-	150
United States of America	102	176	-	-	278
Germany	43	398	-	-	441
Europe, except Germany	272	676	11	-	959
Middle East, Africa and Oceania	401	3	13	-	417
Japan	465	93	-	-	558
China	6,136	280	-	-	6,416
Asia, except Japan and China	544	210	72	-	826
Brazil	608	31	7	71	717
Net operating revenue	8,684	1,904	103	71	10,762

	Three-month period ended September 30, 2019
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	141	221	-	-	362
United States of America	82	230	-	-	312
Germany	289	90	-	-	379
Europe, except Germany	301	474	90	-	865
Middle East, Africa and Oceania	564	5	26	-	595
Japan	466	114	6	-	586
China	5,287	186	-	-	5,473
Asia, except Japan and China	539	150	107	-	796
Brazil	658	59	12	120	849
Net operating revenue	8,327	1,529	241	120	10,217

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Nine-month period ended September 30, 2020
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	227	281	-	-	508
United States of America	175	569	-	-	744
Germany	292	876	-	-	1,168
Europe, except Germany	781	1,481	92	-	2,354
Middle East, Africa and Oceania	923	16	62	-	1,001
Japan	1,130	295	13	-	1,438
China	13,354	562	16	-	13,932
Asia, except Japan and China	1,372	611	151	-	2,134
Brazil	1,621	111	11	227	1,970
Net operating revenue	19,875	4,802	345	227	25,249

	Nine-month period ended September 30, 2019
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	447	607	-	-	1,054
United States of America	303	683	-	-	986
Germany	858	354	-	-	1,212
Europe, except Germany	1,180	1,291	239	-	2,710
Middle East, Africa and Oceania	1,683	16	62	-	1,761
Japan	1,416	289	102	-	1,807
China	12,548	512	-	-	13,060
Asia, except Japan and China	1,485	607	369	-	2,461
Brazil	2,065	159	58	273	2,555
Net operating revenue	21,985	4,518	830	273	27,606

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price. The selling price of these products can be measured reliably at each period, since the price is quoted in an active market. The final price of these sales will be determined during the fourth quarter of 2020.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables are presented below:

	September 30, 2020
	Thousand metric tons	Provisional price (US$/tonne)	Change	Effect on Revenue
Iron ore	19,673	115.0	+/-10%	226
Iron ore pellets	1,093	136.7	+/-10%	15
Copper	64	8,678.3	+/-10%	56

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

6.       Costs and expenses by nature

a)    Cost of goods sold and services rendered

	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Personnel	413	505	1,188	1,497
Materials and services	809	950	2,362	2,875
Fuel oil and gas	217	353	702	1,037
Maintenance	689	739	1,975	2,080
Energy	176	225	512	638
Acquisition of products	279	208	540	452
Depreciation, depletion and amortization	726	837	2,189	2,456
Freight	932	1,217	2,319	2,822
Others	575	647	1,519	1,698
Total	4,816	5,681	13,306	15,555

Cost of goods sold	4,677	5,488	12,880	15,029
Cost of services rendered	139	193	426	526
Total	4,816	5,681	13,306	15,555

b)       Selling and administrative expenses

	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Selling	21	23	58	69
Personnel	50	45	137	132
Services	28	25	79	52
Depreciation and amortization	9	12	40	42
Others	19	23	52	53
Total	127	128	366	348

c)       Other operating expenses (income), net

	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Provision for litigations (i)	11	34	74	274
Profit sharing program	34	22	79	73
COVID-19 expenses	15	-	100	-
Others (ii)	53	66	159	(106)
Total	113	122	412	241

(i) In 2019, includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo.

(ii) In 2019, includes the reversal of the amount provided for the legal proceedings related to the Rede Ferroviária Federal S.A lawsuit.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

7.        Financial result

	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Financial income
Short-term investments	25	79	105	171
Others (i)	44	53	206	180
	69	132	311	351
Financial expenses
Loans and borrowings gross interest	(208)	(258)	(615)	(784)
Capitalized loans and borrowing costs	13	34	57	111
Participative stockholders' debentures	(553)	(486)	(833)	(1,114)
Interest on REFIS	(10)	(41)	(47)	(126)
Interest on lease liabilities	(16)	(13)	(51)	(57)
Financial guarantees (note 13)	(353)	23	(525)	42
Others (ii)	(88)	(343)	(311)	(715)
	(1,215)	(1,084)	(2,325)	(2,643)
Other financial items, net
Net foreign exchange gains (losses)	(18)	25	(375)	39
Derivative financial instruments (note 20)	(187)	(74)	(1,657)	85
Indexation losses, net	(9)	(138)	(84)	(405)
	(214)	(187)	(2,116)	(281)
Total	(1,360)	(1,139)	(4,130)	(2,573)

(i) In 2020, includes amounts related to Eletrobrás' contingent assets in the amount of US$59, see note 22e.

(ii) Includes expenses with cash tender offer repurchased in the amount of US$246, for the three and nine-month period ended September 30, 2019.

8.        Income taxes

a) Deferred income tax assets and liabilities

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2019	9,217	1,882	7,335
Effect in income statement	1,049	(77)	1,126
Translation adjustment	(2,552)	(105)	(2,447)
Other comprehensive income	1,896	(65)	1,961
Balance at September 30, 2020	9,610	1,635	7,975

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2018	6,908	1,532	5,376
Effect in income statement	706	53	653
Acquisition of subsidiaries (i)	118	247	(129)
Translation adjustment	(426)	16	(442)
Other comprehensive income	480	(90)	570
Balance at September 30, 2019	7,786	1,758	6,028

(i) Refers to the acquisition of New Steel and Ferrous Resources Limited (note 13).

b)    Income tax reconciliation – Income statement

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year. The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Income before income taxes	3,601	2,610	4,177	634
Income taxes at statutory rate - 34%	(1,224)	(887)	(1,420)	(216)
Adjustments that affect the basis of taxes:
Tax incentives	491	159	980	220
Equity results	(2)	9	(25)	76
Addition (reversal) of tax loss carryforward	103	(185)	497	(680)
Others	(162)	(73)	(322)	(218)
Income taxes	(794)	(977)	(290)	(818)

23

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)	Income taxes - Settlement program (“REFIS”)

The balance mainly relates to the settlement program of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As at September 30, 2020, the balance of US$2,600 (US$313 classified as current liabilities and US$2,287 classified as non-current liabilities) is due in 97 remaining monthly installments, bearing the SELIC interest rate (Special System for Settlement and Custody), which is the Brazilian federal funds rate. As at September 30, 2020, the SELIC rate was 2% per annum.

d)	Uncertain tax positions

In 2004, a definitive decision of the Federal Court of Appeals of the 2nd Region (“TRF”) granted to the Company the right to deduct the social security contributions on the net income (“CSLL”) from the taxable corporate income. In 2006, the Brazilian federal tax authorities commenced a rescission action (ação rescisória), seeking the reversal of the 2004 decision. In 2019, “TRF” decided in favor for the rescission action. Appeals were filed and the decisions are pending.

Due to the developments on this proceeding, the Company has decided to not deduct the “CSLL” from the taxable income prospectively from the 2019 year end. The Company determined that, based on its internal and external experts, the uncertainties associated to the deduction of the “CSLL”, which are not recognized in its interim financial statements, totaled US$139 (R$783 million) and it is probable that the Company’s treatments will be accepted by the Brazilian tax authority.

9.	Basic and diluted earnings (loss) per share

The basic and diluted earnings (loss) per share are presented below:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Net income (loss) attributable to Vale's stockholders:
Net income (loss)	2,908	1,654	4,142	(121)

Thousands of shares
Weighted average number of shares outstanding - common shares	5,129,911	5,181,093	5,129,475	5,180,866

Basic and diluted earnings (loss) per share:
Common share (US$)	0.57	0.32	0.81	(0.02)

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share computation.

10.	Accounts receivable

	September 30, 2020	December 31, 2019
Accounts receivable	3,059	2,592
Expected credit loss	(45)	(63)
	3,014	2,529

Revenue related to the steel sector - %	88.10%	87.33%

	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Impairment of accounts receivable recorded in the income statement	1	(2)	10	(5)

There is no customer that individually represents more than 10% of the Company’s accounts receivable or revenues.

24

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

11.	Inventories

	September 30, 2020	December 31, 2019
Finished products	2,945	2,604
Work in progress	650	767
Consumable inventory	734	903
Total	4,329	4,274

	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Reversal (provision) for net realizable value	42	22	3	(32)

Finished and work in progress products inventories by segments are presented in note 5(b).

12.	Other financial assets and liabilities

	Current		Non-Current
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Other financial assets
Assets held for sale (note 13)	83	152	-	-
Restricted cash	-	-	140	151
Loans	3	-	64	87
Derivative financial instruments (note 20)	60	288	55	184
Investments in equity securities	-	-	624	726
Related parties - Loans (note 25)	308	319	1,589	1,600
	454	759	2,472	2,748
Other financial liabilities
Derivative financial instruments (note 20)	449	94	952	307
Related parties - Loans (note 25)	746	980	939	956
Financial guarantees provided (note 13)	-	-	865	525
Participative stockholders' debentures	-	-	2,533	2,584
Advance receipts	587	330	-	-
	1,782	1,404	5,289	4,372

Participative stockholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative stockholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources. On October 1, 2020 (subsequent event), the Company made available for withdrawal as remuneration the amount of US$91, as disclosed on the “Shareholders’ debentures report” made available on the Company’s website.

The participative stockholders’ debentures are measured at fair value through profit or loss based on the market approach. To calculate the fair value of the liabilities, the Company uses the weighted average price of the secondary market trades in the last month of the quarter.

25

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

13.	Investments in associates and joint ventures

a) Movements during the period

	2020	2019
Balance at January 1,	2,798	3,225
Additions (i)	75	75
Translation adjustment	(695)	(191)
Equity results in income statement	(73)	222
Equity results in statement of comprehensive income	(2)	(4)
Fair value adjustment (ii)	-	(163)
Dividends declared	(104)	(180)
Others	37	14
Balance at September 30,	2,036	2,998

(i) In 2020, refers mainly to Companhia Siderúrgica do Pecém’s capital increase.

(ii) In 2019, refers to fair value adjustment of the investment in Henan Longyu Energy Resources Co., Ltd., which was transferred later to assets held for sale.

The amount of investments by segments are presented in note 5(b).

b) Acquisitions and divestitures

Divestment agreement in compliance with PT Vale Indonesia Tbk (“PTVI”) Contract of Work - PTVI, a public company in Indonesia, has an agreement in place with the government of the Republic of Indonesia to operate its mining licenses which includes a commitment to include Indonesian participants in its shareholding structure. Following this commitment, on June 19, 2020, the Company signed together with Sumitomo Metal Mining Co., Ltd. ("SMM"), an agreement for the sale of 20% of their stake in PTVI to PT Indonesia Asahan Aluminium ("PT Inalum”), an Indonesia state-owned enterprise.

On October 7, 2020 (subsequent event), the Company concluded the transaction and received a cash consideration of US$278. After the closing of the transaction, Vale and SMM have a stake of 44.3% and 15%, respectively, totaling a 59.3% interest in PTVI and, therefore, the Company continues consolidating PTVI in its financial statements based on the shareholders’ agreement signed by Vale and SMM at the closing of the transaction.

The transaction with non-controlling interests resulted in a loss of US$219, which will be recognized in Stockholders’ equity in the fourth quarter of 2020.

Henan Longyu Energy Resources Co., Ltd (“Henan Longyu”) - In December, 2019, the Company entered into an agreement to sell its 25% interest in Henan Longyu, a company that operates two coal mines in China, for a total amount of US$152. In August 2020, the conditions precedent of the agreement were concluded and until October 2020, the Company received US$110 as part of the consideration for the transaction. The payment of the remaining amount is expected by the end of 2020.

Ferrous Resources Limited (“Ferrous”) - On August 1, 2019, the Company acquired 100% of the share capital of Ferrous, a Company that operates iron ore mines nearby to the Company’s operations in Minas Gerais, Brazil for the amount of US$525. The Company acquired Ferrous to obtain access to additional iron ore reserves.

New Steel Global N.V. (“New Steel”) - On January 24, 2019 the Company acquired 100% of the share capital of New Steel for the total amount of US$496. New Steel is a company that develops iron ore processing and beneficiating technologies for iron ore through a completely dry process. The consideration paid is mainly attributable to the research and development project for processing and beneficiating iron ore, which are presented as “Intangibles” (note 14).

West III Project – On October 9, 2020 (subsequent event), the Company approved the incorporation of a joint venture with Ningbo Zhoushan Port Company Limited (“Ningbo Zhoushan Port”), to build and operate the project to expand the Shulanghu Port facilities, located in China. The Project secures strategic port capacity in China to further Vale’s shipping and distribution costs optimization.

Vale will own 50% of the joint venture and Vale's capital contribution to the project is estimated to range from US$110 to US$160. The construction of the project, which is expected to take up to three years, will start after both parties obtain the anti-trust and other regulatory approvals in China.

c) Financial guarantees provided

As of September 30, 2020, the notional value of corporate financial guarantees provided by Vale (within the limit of its direct or indirect interest) for certain associates and joint ventures were US$1,514 (US$1,655 on December 31, 2019). The fair value of these financial guarantees is shown in note 12.

26

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Investments in associates and joint ventures (continued)

			Investments in associates and joint ventures		Equity results in the income statement				Dividends received
					Three-month period ended September 30,		Nine-month period ended September 30,		Three-month period ended September 30,		Nine-month period ended September 30,
Associates and joint ventures	% ownership	% voting capital	September 30, 2020	December 31, 2019	2020	2019	2020	2019	2020	2019	2020	2019
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	21	25	1	2	3	7	-	-	-	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	46	88	2	15	7	42	-	-	17	32
Companhia Hispano-Brasileira de Pelotização (i)	50.89	50.89	40	70	5	12	8	33	-	-	13	37
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	45	65	-	12	10	27	-	-	23	27
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	114	150	-	27	8	78	-	-	-	47
MRS Logística S.A.	48.16	46.75	368	496	12	27	24	53	-	-	-	-
VLI S.A.	37.60	37.60	561	812	(1)	(5)	(23)	3	2	-	2	-
Zhuhai YPM Pellet Co.	25.00	25.00	23	23	-	-	-	-	-	-	-	-
			1,218	1,729	19	90	37	243	2	-	55	143
Base metals
Korea Nickel Corp.	25.00	25.00	16	14	(1)	-	-	-	-	-	-	-
			16	14	(1)	-	-	-	-	-	-	-
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	-	-	-	-	-	(2)	-	-	-	-
			-	-	-	-	-	(2)	-	-	-	-
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	333	470	5	3	22	26	-	-	24	28
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	110	160	(2)	3	(5)	5	-	-	-	-
California Steel Industries, Inc.	50.00	50.00	232	242	(8)	2	(10)	29	-	-	-	21
Companhia Siderúrgica do Pecém (ii)	50.00	50.00	-	-	-	(71)	(75)	(70)	-	-	-	-
Mineração Rio do Norte S.A.	40.00	40.00	61	97	5	6	(7)	9	-	-	-	-
Others			66	86	(24)	(8)	(35)	(18)	-	-	-	1
			802	1,055	(24)	(65)	(110)	(19)	-	-	24	50
Total			2,036	2,798	(6)	25	(73)	222	2	-	79	193

(i) Although the Company held a majority of the voting capital, the entities are accounted under the equity method due to the stockholders' agreement where relevant decisions are shared with other parties.

(ii) Companhia Siderúrgica do Pecém (“CSP”) is a joint venture and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company ́s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize further losses nor liabilities associated with the investee.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

14.       Intangibles

a) Movements during the period

	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2019	3,629	3,970	140	76	684	8,499
Additions	-	119	-	13	-	132
Disposals	-	(5)	-	-	-	(5)
Amortization	-	(135)	(1)	(17)	-	(153)
Translation adjustment	(515)	(1,126)	(10)	(13)	(195)	(1,859)
Balance at September 30, 2020	3,114	2,823	129	59	489	6,614
Cost	3,114	3,718	226	703	489	8,250
Accumulated amortization	-	(895)	(97)	(644)	-	(1,636)
Balance at September 30, 2020	3,114	2,823	129	59	489	6,614

	Goodwill	Concessions	Contract right	Software	Research and development project and patents (i)	Total
Balance at December 31, 2018	3,653	4,061	137	111	-	7,962
Additions	-	277	-	32	-	309
Disposals	-	(14)	-	-	-	(14)
Amortization	-	(196)	(1)	(57)	-	(254)
Acquisition of subsidiary	-	3	-	1	724	728
Translation adjustment	(81)	(279)	1	(2)	(62)	(423)
Balance at September 30, 2019	3,572	3,852	137	85	662	8,308
Cost	3,572	4,888	205	914	662	10,241
Accumulated amortization	-	(1,036)	(68)	(829)	-	(1,933)
Balance at September 30, 2019	3,572	3,852	137	85	662	8,308

(i) Refers mainly to the acquisition of New Steel Global N.V. (note 13b).

b) Early extensions of railway concessions

In 2018, the Company started the process for early extensions, for an additional period of 30 years, of the concession contracts for the Estrada de Ferro Vitória a Minas (“EFVM”) and the Estrada de Ferro Carajás (“EFC”), both granted until June 2027.

On July 29, 2020, the Federal Court of Audit approved to submit the proceedings of the anticipated renewal of the railway concessions to the National Land Transportation Agency (“ANTT”) and the Ministry of Infrastructure, for the evaluation of the technical studies and other legal documents related to the early extensions. After evaluating the proposed terms and conditions, the Company will submit the proposal, with the required counterparts, to its Board of Directors.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

15.       Property, plant and equipment

a) Movements during the period

	Land	Building	Facilities	Equipment	Mineral properties	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2019	715	9,987	9,604	5,686	8,261	1,692	6,253	4,378	46,576
Additions (i)	-	-	-	-	-	41	-	2,767	2,808
Disposals	(1)	(6)	(37)	(2)	(8)	-	(9)	(33)	(96)
Assets retirement obligation	-	-	-	-	370	-	-	-	370
Depreciation, depletion and amortization	-	(333)	(374)	(559)	(365)	(136)	(356)	-	(2,123)
Impairment (ii)	(3)	(177)	(260)	(14)	(140)	-	(79)	(145)	(818)
Translation adjustment	(135)	(2,066)	(2,297)	(846)	(923)	(106)	(1,494)	(862)	(8,729)
Transfers	31	130	391	435	357	-	308	(1,652)	-
Balance at September 30, 2020	607	7,535	7,027	4,700	7,552	1,491	4,623	4,453	37,988
Cost	607	13,649	10,759	10,168	16,129	1,842	8,999	4,453	66,606
Accumulated depreciation	-	(6,114)	(3,732)	(5,468)	(8,577)	(351)	(4,376)	-	(28,618)
Balance at September 30, 2020	607	7,535	7,027	4,700	7,552	1,491	4,623	4,453	37,988

	Land	Building	Facilities	Equipment	Mineral properties	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2018	635	10,952	11,236	6,407	8,499	-	7,269	3,387	48,385
Effects of IFRS 16 adoption	-	-	-	-	-	1,801	-	-	1,801
Additions (i)	-	-	-	-	-	113	-	2,756	2,869
Disposals	(22)	(81)	(36)	(52)	(157)	(6)	(208)	(17)	(579)
Assets retirement obligation	-	-	-	-	293	-	-	-	293
Depreciation, depletion and amortization	-	(393)	(491)	(644)	(452)	(132)	(498)	-	(2,610)
Acquisition of subsidiary (iii)	62	15	41	46	277	2	-	46	489
Translation adjustment	(39)	(490)	(542)	(202)	(89)	(34)	(344)	(39)	(1,779)
Transfers	2	175	249	709	380	-	536	(2,051)	-
Balance at September 30, 2019	638	10,178	10,457	6,264	8,751	1,744	6,755	4,082	48,869
Cost	638	17,909	16,962	12,427	17,449	1,876	11,603	4,082	82,946
Accumulated depreciation	-	(7,731)	(6,505)	(6,163)	(8,698)	(132)	(4,848)	-	(34,077)
Balance at September 30, 2019	638	10,178	10,457	6,264	8,751	1,744	6,755	4,082	48,869

(i) Includes capitalized borrowing costs.

(ii) Includes the impairment of VNC assets, Simões Filho and Biopalma.

(iii) Refers mainly to the acquisition of Ferrous (note 13b).

b) Right-of-use assets (Leases)

	December 31, 2019	Additions and contract modifications	Depreciation	Translation adjustment	September 30, 2020
Ports	734	1	(29)	(30)	676
Vessels	582	-	(37)	(1)	544
Pellets plants	161	34	(35)	(37)	123
Properties	133	3	(22)	(33)	81
Energy plants	64	-	(5)	(4)	55
Locomotives	-	2	-	-	2
Mining equipment	18	1	(8)	(1)	10
Total	1,692	41	(136)	(106)	1,491

c) Guarantees

There are no material changes to the net book value of consolidated property, plant and equipment pledged to secure judicial claims and loans and borrowings (note 16) compared to those disclosed in the financial statements as at December 31, 2019.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

16.       Loans, borrowings, cash and cash equivalents and short-term investments

a)         Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	September 30, 2020	December 31, 2019
Debt contracts in the international markets	12,050	10,494
Debt contracts in Brazil	1,394	2,562
Total of loans and borrowings	13,444	13,056

(-) Cash and cash equivalents	8,845	7,350
(-) Short-term investments	125	826
Net debt	4,474	4,880

b)         Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being US$2,535 denominated in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”), US$6,141 denominated in US$ and US$169 denominated in other currencies.

c)         Short-term investments

At September 30, 2020, the balance of US$125 is substantially comprised of investments in an exclusive investment fund immediately liquid, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government. At December 31, 2019, the balance of US$826 is mainly comprised of investments directly in LFTs.

d)         Loans, borrowings and leases

i) Total debt

	Current liabilities		Non-current liabilities
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Debt contracts in the international markets
Floating rates in:
US$	168	113	2,926	2,802
EUR	-	-	234	225
Fixed rates in:
US$	14	147	7,569	6,080
EUR	-	-	879	843
Other currencies	-	14	103	106
Accrued charges	157	160	-	4
	339	434	11,711	10,060
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	385	650	889	1,677
Basket of currencies and US$ indexed to LIBOR	45	44	22	56
Fixed rates in:
R$	20	43	17	45
Accrued charges	16	43	-	4
	466	780	928	1,782
Total	805	1,214	12,639	11,842

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Future flows of debt payments, principal and interest

	Principal	Estimated future interest payments (i)
2020	59	139
2021	643	645
2022	1,204	604
2023	1,192	577
Between 2024 and 2028	4,337	2,260
2029 onwards	5,836	2,818
Total	13,271	7,043

(i) Based on interest rate curves and foreign exchange rates applicable as at September 30, 2020 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

Average annual interest rates by currency

	Average interest rate (i)	Total debt
Loans and borrowings
US$	4.85%	10,868
R$ (ii)	8.89%	1,327
EUR (iii)	3.79%	1,144
Other currencies	3.46%	105
		13,444

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable at September 30, 2020.

(ii) R$ denominated debt that bears interest at IPCA, IGP, CDI, TR or TJLP, plus spread. For a total of US$1,232 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.97% per year in US$.

(iii) Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.29% per year in US$.

Credit and financing lines

As a precautionary measure in order to increase the Company’s cash position due to the uncertainties resulting from the COVID-19 pandemic, Vale drew down its revolving credit lines in March 2020. These credit lines were fully paid in September 2020. Therefore, as at September 30, 2020, the total amount available under credit lines is US$5,000, of which US$2,000 maturing in June 2022 and US$3,000 maturing in December 2024.

Funding

In July 2020, the Company issued through Vale Overseas Limited guaranteed notes due July 2030 totaling US$1,500. The notes bear 3.750% coupon per year, payable semi-annually, and were sold at a price of 99.176% of the principal amount.

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as at September 30, 2020.

Reconciliation of debt to cash flows arising from financing activities

Loans and borrowings
December 31, 2019	13,056
Additions	6,800
Repayments	(5,756)
Interest paid	(615)
Cash flow from financing activities	429

Effect of exchange rate	(598)
Interest accretion	557
Non-cash changes	(41)

September 30, 2020	13,444

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

ii) Lease liabilities

	December 31, 2019	Additions and contract modifications	Payments (i)	Interest (ii)	Translation adjustment	September 30, 2020
Ports	750	1	(52)	21	(26)	694
Vessels	580	-	(56)	19	-	543
Pellets plants	175	34	(6)	3	(59)	147
Properties	152	3	(12)	4	(24)	123
Energy plants	71	-	(1)	1	(10)	61
Locomotives	40	2	(9)	2	-	35
Mining equipment	23	1	(8)	1	1	18
Total	1,791	41	(144)	51	(118)	1,621

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the three and nine-month periods ended September 30, 2020 was US$10 and US$48, respectively, and for the three and nine-month periods ended September 30, 2019 was US$184 and US$492, respectively.

(ii) The interest accretion recognized in the income statement is disclosed in note 7.

Annual minimum payments

	2020	2021	2022	2023	2024 onwards	Total
Ports	4	22	22	22	576	646
Vessels	17	65	64	62	464	672
Pellets plants	25	25	22	6	69	147
Properties	13	26	17	13	40	109
Energy plants	1	6	6	6	62	81
Locomotives	2	9	9	9	23	52
Mining equipment	1	6	5	3	2	17
Total	63	159	145	121	1,236	1,724

The amounts in the table above presents the undiscounted lease obligation by maturity date. The lease liability disclosed as “Loans and borrowings” in the balance sheet is measured at the present value of such obligations.

e) Guarantees

As at September 30, 2020 and December 31, 2019, loans and borrowings are secured by property, plant and equipment in the amount of US$159 and US$220, respectively. The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

17.       Liabilities related to associates and joint ventures

On November 5, 2015, a rupture occurred in the Fundão tailings dam, in Mariana (State of Minas Gerais), operated by Samarco Mineração S.A. (“Samarco”), a joint venture controlled by Vale S.A. and BHP Billiton Brasil Ltda. (“BHP Brasil”). In March 2016, Samarco and its shareholders entered into a Framework Agreement with governmental authorities, in which Samarco, Vale and BHP Brasil agreed to establish the Renova Foundation, an entity responsible to develop and implement 42 long-term mitigation and compensation programs. In addition, the Company has a provision of US$183 (R$1,001 million) for the de-characterization of the Germano dam.

On October 25, 2019, Samarco obtained the Corrective Operation License for its operating activities in the Germano Complex. Following this authorization, Samarco has obtained all environmental licenses required to restart its operations and expects to start the gradual resumption of its operations at the end of 2020.

Movements during the period

	2020	2019
Balance at January 1,	1,700	1,121
Provision increase	566	640
Payments	(306)	(188)
Present value valuation	34	101
Translation adjustment	(509)	(117)
Balance at September 30,	1,485	1,557

	September 30, 2020	December 31, 2019
Current liabilities	688	516
Non-current liabilities	797	1,184
Liabilities	1,485	1,700

Renova Foundation

During the second quarter of 2020, Fundação Renova reviewed the assumptions used on the preparation of the estimates incorporated into the mitigation and compensation programs. The periodic review, resulted in an additional provision of US$566 (R$2,939 million) for the Company, which corresponds to its portion of the responsibility to support the Renova Foundation. The contingencies related to the Fundão dam rupture are disclosed in note 22.

Samarco’s working capital

In addition to the provision, Vale may provide a short-term credit facility up to US$213, to support Samarco’s cash requirements, of which US$119 has already been made available during the nine-month period ended September 30, 2020. This amount was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”.

Insurance

Since the Fundão dam rupture, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. During 2020, the Company received payments in the amount of US$14 and recognized a gain in the income statement as “Equity results and other results in associates and joint ventures”.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Critical accounting estimates and judgments

Under Brazilian legislation and the terms of the joint venture agreement, Vale does not have an obligation to provide funding to Samarco. Accordingly, Vale’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

The provision related to Renova Foundation requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as a result of further technical analysis and the ongoing negotiations with the Federal Prosecution Office, (ii) resolution of uncertainty in respect of the resumption of Samarco´s operations; (iii) updates of the discount rate; and (iv) resolution of existing and potential legal claims.

Moreover, the main critical assumptions and estimates applied in the Germano dam provision considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; and (iii) acceptance by the authorities of the proposed engineering methods and solution.

As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company reassess the key assumptions used by Samarco in the preparation of the projected cash flows and adjust the provision, if required.

18.       Financial instruments classification

	September 30, 2020				December 31, 2019
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	8,845	-	-	8,845	7,350	-	-	7,350
Short-term investments	-	-	125	125	-	-	826	826
Derivative financial instruments	-	-	60	60	-	-	288	288
Accounts receivable	3,002	-	12	3,014	2,452	-	77	2,529
Related parties	308	-	-	308	319	-	-	319
	12,155	-	197	12,352	10,121	-	1,191	11,312
Non-current
Judicial deposits	2,040	-	-	2,040	3,133	-	-	3,133
Restricted cash	140	-	-	140	151	-	-	151
Derivative financial instruments	-	-	55	55	-	-	184	184
Investments in equity securities	-	624	-	624	-	726	-	726
Loans	64	-	-	64	87	-	-	87
Related parties	1,589	-	-	1,589	1,600	-	-	1,600
	3,833	624	55	4,512	4,971	726	184	5,881
Total of financial assets	15,988	624	252	16,864	15,092	726	1,375	17,193

Financial liabilities
Current
Suppliers and contractors	3,099	-	-	3,099	4,107	-	-	4,107
Derivative financial instruments	-	-	449	449	-	-	94	94
Loans, borrowings and leases	1,024	-	-	1,024	1,439	-	-	1,439
Interest on capital	-	-	-	-	1,571	-	-	1,571
Related parties	746	-	-	746	980	-	-	980
Advance receipts	587	-	587	-	330	-	-	330
	5,456	-	449	5,905	8,427	-	94	8,521
Non-current
Derivative financial instruments	-	-	952	952	-	-	307	307
Loans, borrowings and leases	14,041	-	-	14,041	13,408	-	-	13,408
Related parties	939	-	-	939	956	-	-	956
Participative stockholders' debentures	-	-	2,533	2,533	-	-	2,584	2,584
Financial guarantees	-	-	865	865	-	-	525	525
	14,980	-	4,350	19,330	14,364	-	3,416	17,780
Total of financial liabilities	20,436	-	4,799	25,235	22,791	-	3,510	26,301

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

19.           Fair value estimate

a)     Assets and liabilities measured and recognized at fair value

	September 30, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	125	-	-	125	826	-	-	826
Derivative financial instruments	-	93	22	115	-	448	24	472
Accounts receivable	-	12	-	12	-	77	-	77
Investments in equity securities	624	-	-	624	726	-	-	726
Total	749	105	22	876	1,552	525	24	2,101

Financial liabilities
Derivative financial instruments	-	1,284	117	1,401	-	281	120	401
Participative stockholders' debentures	-	2,533	-	2,533	-	2,584	-	2,584
Financial guarantees	-	865	-	865	-	525	-	525
Total	-	4,682	117	4,799	-	3,390	120	3,510

The methods and techniques of evaluation used to measure the fair value of assets and liabilities are described in note 26g. The fair value of derivatives within level 3 is estimated using discounted cash flows and option model valuation techniques with unobservable inputs of discount rates, stock prices and commodities prices.

There were no transfers between Level 1 and Level 2, or between Level 2 and Level 3 for the nine-month period ended September 30, 2020.

Changes in Level 3 assets and liabilities during the period

	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2019	24	120
Gain and losses recognized in income statement	6	30
Translation adjustments	(8)	(33)
Balance at September 30, 2020	22	117

b)     Fair value of financial instruments not measured at fair value

Financial liabilities	Balance	Fair value	Level 1	Level 2
September 30, 2020
Debt principal	13,271	14,953	10,312	4,641

December 31, 2019
Debt principal	12,845	14,584	8,983	5,601

Due to the short-term cycle, the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

20.           Derivative financial instruments

a)     Derivatives effects on statement of financial position

	Assets
	September 30, 2020		December 31, 2019
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	-	-	13	-
IPCA swap	5	33	82	117
Pre-dollar swap	-	-	21	8
Forward transactions	-	-	1	-
	5	33	117	125
Commodities price risk
Gasoil, Brent and freight	49	2	20	-
	49	2	20	-
Others	6	20	151	59
	6	20	151	59
Total	60	55	288	184

	Liabilities
	September 30, 2020		December 31, 2019
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	129	653	48	80
IPCA swap	74	114	13	37
Eurobonds swap	5	25	6	29
Pre-dollar swap	79	91	8	37
Libor swap	2	10	-	-
Forward transactions	17	-	-	-
	306	893	75	183
Commodities price risk
Gasoil, Brent and freight	87	-	7	-
	87	-	7	-
Others	56	59	12	124
	56	59	12	124
Total	449	952	94	307

b)     Effects of derivatives on the income statement, cash flow and other comprehensive income

	Gain (loss) recognized in the income statement
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(54)	(105)	(919)	(94)
IPCA swap	(56)	47	(312)	75
Eurobonds swap	26	(32)	(1)	(53)
Pre-dollar swap	(56)	(25)	(229)	(27)
Libor swap	(5)	-	(11)	-
	(145)	(115)	(1,472)	(99)

Commodities price risk
Gasoil, Brent and freight	36	-	(213)	30
	36	-	(213)	30

Others (i)	(78)	41	28	154
	(78)	41	28	154
Total	(187)	(74)	(1,657)	85

(i) Mainly refers to the recognition in the current quarter of the fair value adjustment on the embedded derivative due to the renewal of a contract that guarantees a minimum return on a certain investment (note 26f).

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Financial settlement inflows (outflows)
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(63)	(149)	(114)	(255)
IPCA swap	-	-	-	(28)
Eurobonds swap	-	-	(6)	(5)
Pre-dollar swap	(33)	(3)	(46)	11
	(96)	(152)	(166)	(277)

Commodities price risk
Gasoil, Brent and freight	(35)	-	(166)	-
	(35)	-	(166)	-
Others	1	64	361	68
Total	(130)	(88)	29	(209)

(i) Includes the settlement of the nickel hedge program in the amount of US$292 on April 1, 2020.

Hedge in foreign operations

The Company uses financial instruments to protect its exposure to certain market risks arising from operating, financing and investment activities. The Company adopts net investment and cash flow hedge:

Net investments hedge

In January 2017, the Company implemented hedge accounting for the foreign currency risk arising from Vale S.A.’s net investments in Vale International S.A. and Vale Holding BV. Under the hedge accounting program, the Company’s debt denominated in U.S. dollars and Euros serves as a hedge instrument for these investments. As at September 30, 2020, the carrying value of the debts designated as instrument hedge of these investments are US$2,180 and EUR750 million. With the program, the impact of exchange rate variations on debt denominated in U.S. dollars and Euros has been partially recorded in other comprehensive income in the “Cumulative translation adjustments”.

Cash flow hedge

In 2019, to reduce the volatility of its future cash flows arising from changes in nickel prices, the company implemented a Nickel Revenue Hedging Program. Under this program, hedge operations were executed using option contracts to protect a portion of the highly probable forecast sales at floating prices, thus establishing a cushion to guarantee prices above our Nickel Average Unit Cash Cost and investments for the hedged volumes. In April 2020, the hedge program was fully settled to increase the Company’s cash position due to the COVID-19 pandemic. The cumulative gain recognized in the cash flow hedge reserve until the settlement of the option contracts are being reclassified to the income statement as the Company recognizes the revenue from nickel sales (hedged item).

	Gain (loss) recognized in the other comprehensive income
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Net investments hedge	(82)	(154)	(720)	(130)
Cash flow hedge	(56)	(1)	(41)	(1)

c)     Maturity of the derivative financial instruments

Last maturity dates
Currencies and interest rates	September 2029
Palladium	March 2021
Nickel	December 2021
Brent	June 2021
Gasoil	December 2020
Others	December 2027

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

21.          Provisions

	Current liabilities		Non-current liabilities
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Payroll, related charges and other remunerations	679	790	-	-
Onerous contracts	49	57	850	866
Environmental obligations	91	146	233	243
Asset retirement obligations (i)	118	158	3,408	3,802
Provisions for litigation (note 22)	-	-	1,116	1,462
Employee postretirement obligations (note 23)	79	79	2,174	2,120
Provisions	1,016	1,230	7,781	8,493

(i)	The Company has issued letters of credit and surety bonds for US$433 as at September 30, 2020 in connection with the Asset retirement obligations for its Base Metals operations.

22.          Litigations

a)     Provision for legal proceedings

The Company recognizes provisions for probable losses of which a reliable estimate can be made. The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	696	300	455	11	1,462
Additions and reversals, net	18	41	13	2	74
Payments	(15)	(13)	(46)	-	(74)
Indexation and interest	16	20	17	1	54
Translation adjustment	(178)	(89)	(129)	(4)	(400)
Balance at September 30, 2020	537	259	310	10	1,116

	Tax litigation (i)	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2018	691	166	497	3	1,357
Additions and reversals, net (ii)	15	166	87	6	274
Payments	(20)	(37)	(101)	-	(158)
Indexation and interest	4	32	13	1	50
Translation adjustment	(38)	(24)	(35)	(2)	(99)
Balance at September 30, 2019	652	303	461	8	1,424

(i)	Includes amounts regarding to social security claims that were classified as labor claims.

(ii)   Includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)     Contingent liabilities

As at September 30, 2020, the contingent liabilities for which the likelihood of loss is not considered remote are presented as follows:

	September 30, 2020	December 31, 2019
Tax litigations	6,751	8,395
Civil litigations	1,132	1,518
Labor litigations	516	773
Environmental litigations	821	1,094
Brumadinho event	136	158
Total	9,356	11,938

i - Tax litigations - Refers to proceedings for: (i) corporate income tax (“IRPJ”) and social contributions on the net income (“CSLL”), (ii) PIS and COFINS tax credits, (iii) value added tax on the services and circulation of goods (“ICMS”), (iv) the mining royalty known as CFEM (Compensação Financeira pela Exploração de Recursos Minerais). The variation in the contingent liability for the nine-month period ended September 30, 2020 is mainly due to new proceedings related to CFEM, ICMS and PIS, associated with the changes in the stage of the proceedings and monetary updates of the judicial claims under discussion.

ii - Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

iii - Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

iv - Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

c)    Judicial deposits

	September 30, 2020	December 31, 2019
Tax litigations	904	1,278
Civil litigations	61	86
Labor litigations	161	246
Environmental litigations	38	41
Brumadinho event (note 4)	876	1,482
Total	2,040	3,133

d)     Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$1.7 billion (R$9.7 billion) in guarantees for its lawsuits, as an alternative to judicial deposits. Additionally, the Company contracted guarantees in the amount of US$1 billion (R$5.8 billion) in connection with the Brumadinho event, which were presented in court according to agreements with Treasury Court of Minas Gerais and Public Prosecutor's Office.

e)    Contingencies related to Samarco accident

As disclosed by the Company in note 28 to the Financial Statements for the year ended December 31, 2019 and in previous Financial Statements, Vale is involved in several legal proceedings and investigations relating to the rupture of Samarco's tailings dam.

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Company expects the Framework Agreements to represent the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the United States against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the period were as follows:

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(e.i) Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry ("MPF")

The Framework Agreement established a possible renegotiation of Renova Foundation's reparation programs upon the completion of studies carried by specialist engaged by the Public Prosecutor's Office in this process. The studies of the aforementioned specialists have not yet been concluded and, therefore, these negotiations have not started. In October 2020, MPF required the continuance of its public civil action of US$27.5 billion (R$155 billion) due to a deadlock in the hiring of Technical Assistants. The request will still be analyzed by the Judge of the 12th Federal Court after a statement by Samarco and its shareholders Vale and BHP. Depending on the conclusion of those experts and the decision to be issued in this regard, the Company may recognize additional provisions to comply with the requirements set the Framework Agreement.

(e.ii) Class Actions in the United States

In March 2017, the holders of securities issued by Samarco Mineração S.A. filed a collective action in the New York Federal Court against Samarco, Vale, BHP Billiton Limited, BHP Billiton PLC and BHP Brasil Ltda. based on U.S. Federal Securities laws.

After the appeal filed by the Plaintiff, the judgment is expected to be scheduled. The New York State Court of Appeals may rule the case during 2020. Based on the assessment of the Company´s legal consultants, Vale has good arguments to oppose the appeal. Therefore, the expectation of loss of this case is classified as possible. However, considering the phase of the class action, it is not possible at this time to reliably estimate the amount of an eventual loss.

(e.iii) Class actions filed by holders of American Depositary Receipts

Vale and some of its executives have been named as defendants in class actions relating to securities before the New York Federal Court, filed by investors holding American Depositary Receipts ("ADRs") issued by the Company, based on the U.S. Federal Securities laws.

In June 2020, the case was closed as a result of the agreement reached by the parties, whereby the defendants agreed to pay the amount of US$25, which was accepted by the Court. This amount was recognized in income as "Equity in earnings of affiliates and joint ventures.

(e.iv) Criminal proceeding

In September 2019, the federal court of Ponte Nova dismissed all criminal charges against Vale representatives relating to the first group of charges, but the second group of charges against Vale S.A. and one of the Company’s employees remains ongoing. In March 2020, the judge scheduled a number of hearings to collect defense witnesses’ testimonies and intent letters were issued for the same purpose. The Company cannot estimate when a final decision on the case will be issued.

f) Contingent Assets

(f.i) Compulsory Loan

In 2015, the Company requested for the enforcement of the judicial decision related to a favorable unappealable decision which partially recognized its right to refund the differences of monetary adjustments and interests due over to the third convertible bonds issued by Eletrobrás shares in the period within 1987 to 1993. In November 2019, the Company requested for the payment recognized by Eletrobrás as due and such requirement was granted by the court. In August 2020, the Company received US$55 (R$301 million) and the remaining amount are estimated at US$67 (R$380 million) is still under evaluation and, therefore, the asset was not recognized in the Company's interim financial statements.

(f.ii) ICMS in the PIS and COFINS calculation basis

Vale has been discussing the issue regarding the exclusion of ICMS in PIS and COFINS tax basis in two judicial proceedings, related to taxable events after December 2001.  In one of the proceedings, the company has obtained a definitive favorable decision (res judicata). In the second proceeding the current decision is also favorable to the Company, but this proceeding has not reached the res judicata yet. The gain from both proceedings are estimated at US$106 (R$600 million). However, Vale is waiting for a final decision on the leading case that will be issued by Supreme Court, that may impact the outcome of these proceedings or the method of measuring this asset. Therefore, the Company did not record this asset in its interim financial statement.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(f.iii) Tax Litigation in Canada

Vale Canada Limited ("VCL") and the Canadian tax agency, affiliated with the Canadian Department of Justice, have signed an agreement on a tax dispute related to the tax treatment of receipts and expenses incurred by the VCL in merger and acquisition transactions that occurred in 2006. In 2019, the Company recognized an asset in the amount of US$162 (CAD221 million), which corresponded to the amount due from the income tax refund, including estimated interest. In 2020, the Company recognized an additional amount of US$15 (CAD21 million) related to interest. The total amount has been paid in full to the company.

(f.iv) Arbitration related to Simandou

In 2010, the Company acquired a 51% interest in BSG Resources Limited G ("BSGR"), which held concession rights and permits for iron ore exploration in the Republic of Guinea. In 2014, the Republic of Guinea revoked these concessions based on evidence that BSGR had obtained them through bribery of Guinean government officials. The Republic of Guinea did not make any finding of any involvement or responsibility on Vale’s part.

The arbitral tribunal in London ruled in Vale’s favor and ordered BSGR to pay to Vale the amount of approximately US$2 billion (with interest and costs). BSGR went into administration in March 2018, and Vale has commenced legal proceedings against BSGR before courts in London, England and in the United States District Court for the Southern District of New York to enforce the arbitral award against BSGR.

Vale intends to pursue the enforcement of the award and collection of the amounts due by all legally available means, but since there can be no assurance as to the timing and amount of any collections, the asset was not recognized in its interim financial statements.

23.	Employee post-retirement obligations

Reconciliation of net liabilities recognized in the statement of financial position

	September 30, 2020			December 31, 2019
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	(2,735)	(4,433)	(1,485)	(4,006)	(4,421)	(1,504)
Fair value of assets	3,437	3,665	-	5,304	3,726	-
Effect of the asset ceiling	(702)	-	-	(1,298)	-	-
Liabilities	-	(768)	(1,485)	-	(695)	(1,504)

Current liabilities	-	(9)	(70)	-	(13)	(66)
Non-current liabilities	-	(759)	(1,415)	-	(682)	(1,438)
Liabilities	-	(768)	(1,485)	-	(695)	(1,504)

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

24.	Stockholders’ equity

a)	Share capital

As at September 30, 2020, the share capital was US$61,614 corresponding to 5,284,474,782 shares issued and fully paid without par value.

	September 30, 2020
	Common shares	Golden shares	Total
Stockholders
Litel Participações S.A. and Litela Participações S.A.	594,565,564	-	594,565,564
BNDES Participações S.A.	188,496,276	-	188,496,276
Bradespar S.A.	293,907,266	-	293,907,266
Mitsui & Co., Ltd	286,347,055	-	286,347,055
Foreign investors - ADRs	1,120,264,293	-	1,120,264,293
Foreign institutional investors in local market	1,303,467,605	-	1,303,467,605
FMP - FGTS	44,933,987	-	44,933,987
PIBB - Fund	3,555,545	-	3,555,545
Institutional investors	973,136,217	-	973,136,217
Retail investors in Brazil	321,237,134	-	321,237,134
Brazilian Government (Golden Share)	-	12	12
Shares outstanding	5,129,910,942	12	5,129,910,954
Shares in treasury	154,563,828	-	154,563,828
Total issued shares	5,284,474,770	12	5,284,474,782

Share capital per class of shares (in millions)	61,614	-	61,614

Total authorized shares	7,000,000,000	-	7,000,000,000

b)	Shares in treasury

The Company used 1,628,485 and 2,024,059 treasury shares, for the share based payment program of its eligible executives (Matching program), in the amount of US$14 and US$22 recognized as “assignment and transfer of shares” for the nine-month periods ended September 30, 2020 and 2019, respectively.

c)	Remuneration to the Company´s stockholders

On July 29, 2020, the Board of Directors approved the resumption of the stockholders´ remuneration policy, which was suspended as a result of the Brumadinho dam failure. This policy, formerly approved in March 2018, set a semi-annual payment that is calculated by applying 30% of Adjusted EBITDA less sustaining capital expenditures, subject to availability of profit reserves as required by the Brazilian corporate law. In addition, the Board of Directors approved the payment of interest on capital in the total gross amount of US$1,324 (R$7,253 million), equivalent to R$1.414364369 per share, declared in December 2019 based on profit reserves.

On September 30, 2020, the Company paid stockholders’ remuneration in the amount of US$2,329 (R$12,350 million), R$2.407510720 per share, US$965 (R$5,116 million) based on the interest on capital and US$1,364 (R$7,234 million) based on dividends, approved by Board of Directors on September 10, 2020. This amount will be reduced from the minimum mandatory remuneration for the year ended 2020 and deducted from the profit reserve, if necessary.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

25.	Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a)	Transactions with related parties

	Three-month period ended September 30,
	2020				2019
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	110	60	48	218	124	77	52	253
Cost and operating expenses	(223)	(7)	-	(230)	(464)	(12)	-	(476)
Financial result	-	-	(38)	(38)	54	(1)	(35)	18

	Nine-month period ended September 30,
	2020				2019
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	247	178	135	560	284	213	142	639
Cost and operating expenses	(751)	(18)	-	(769)	(1,360)	(27)	-	(1,387)
Financial result	29	4	(74)	(41)	44	(1)	(66)	(23)

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants and the logistical costs for using the Nacala Logistic Corridor.

b)	Outstanding balances with related parties

	September 30, 2020				December 31, 2019
	Joint Ventures	Associates	Major stockholders (iii)	Total	Joint Ventures	Associates	Major stockholders (iii)	Total
Assets
Cash and cash equivalents	-	-	1,231	1,231	-	-	1,384	1,384
Accounts receivable	124	14	3	141	91	22	5	118
Dividends receivable	74	8	-	82	83	6	-	89
Loans (i)	1,897	-	-	1,897	1,919	-	-	1,919
Derivatives financial instruments	-	-	-	-	-	-	42	42
Other assets	76	-	-	76	65	-	-	65

Liabilities
Supplier and contractors	122	5	24	151	302	28	37	367
Loans (ii)	-	1,408	926	2,334	-	1,367	1,688	3,055
Derivatives financial instruments	-	-	384	384	-	-	64	64
Other liabilities	277	24	-	301	569	-	-	569

(i) Refers to the loan with Nacala BV.

(ii) Mainly relates to the loan from Pangea Emirates Ltd.

(iii) Refers to regular financial instruments with large financial institutions of which the stockholders are part of the controlling “shareholders’ agreement”.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

26.	Additional information about derivatives financial instruments

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

The following tables detail the derivatives positions for Vale and its controlled companies as of September 30, 2020, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)	Foreign exchange and interest rates derivative positions

(i)	Protection programs for the R$ denominated debt instruments and other liabilities

To reduce cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain liabilities denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected liabilities.

The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments and other liabilities linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Index	Average rate	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020	2021	2022+
CDI vs. US$ fixed rate swap					(587)	(38)	(112)	42	(19)	(79)	(489)
Receivable	R$ 9,754	R$ 2,115	CDI	100.18%
Payable	US$ 2.285	US$ 558	Fix	1.97%

TJLP vs. US$ fixed rate swap					(195)	(77)	(31)	10	(15)	(56)	(124)
Receivable	R$ 1,791	R$ 2,111	TJLP +	1.14%
Payable	US$ 501	US$ 601	Fix	3.02%

R$ fixed rate vs. US$ fixed rate swap					(153)	(18)	(45)	11	(3)	(78)	(71)
Receivable	R$ 2,541	R$ 2,173	Fix	5.69%
Payable	US$ 630	US$ 604	Fix	0.22%

IPCA vs. US$ fixed rate swap					(206)	46	(14)	12	-	(93)	(112)
Receivable	R$ 2,401	R$ 2,826	IPCA +	5.08%
Payable	US$ 636	US$ 759	Fix	0.04%

IPCA vs. CDI swap					38	104	44	1	-	6	33
Receivable	R$ 678	R$ 1,634	IPCA +	6.63%
Payable	R$ 678	R$ 1,350	CDI	98.76%

	Notional				Fair value		Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average rate (BRL/USD)	September 30, 2020	December 31, 2019	September 30, 2020	2020+
Forward	R$916	R$ 121	B	5.96	(17)	1	4	(10)

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(ii)	Protection program for EUR denominated debt instruments

To reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Index	Average rate	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020	2021	2022+
EUR fixed rate vs. US$ fixed rate swap					(30)	(35)	(6)	5	-	(5)	(25)
Receivable	€500	€500	Fix	3.75%
Payable	US$ 613	US$ 613	Fix	4.29%

(iii)	Protection program for Libor floating interest rate US$ denominated debt

To reduce the cash flow volatility, swap transactions were implemented to convert Libor floating interest rate cash flows from certain debt instruments issued by Vale into fixed interest rate. In those swaps, Vale receives floating rates and pays fixed rates in US$

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Index	Average rate	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020	2021	2022+
Libor vs. US$ fixed rate swap					(11)	-	1	3	-	(1)	(10)
Receivable	US$ 950	-	Libor (i)	0.13%
Payable	US$ 950	-	Fix	0.48%

(i) Including Libor 3M and Libor 6M

b)	Commodities derivative positions and freight derivative positions

(i)	Protection program for the purchase of fuel oil used on ships

In order to reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility, hedging operations were carried out through options contracts on Brent Crude Oil and Gasoil (10ppm) for different portions of the exposure.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to the price of fuel oil used on ships. The financial settlement inflows/outflows are offset by the protected items’ losses/gains.

Brent Crude Oil Options

	Notional (bbl)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/bbl)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020+
Call options	12,352,494	7,048,500	B	60	40	11	-	4	40
Put options	12,352,494	7,048,500	S	34	(34)	(3)	(60)	5	(34)
Total					6	8	(60)	9	6

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Gasoil Options

	Notional (bbl)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/bbl)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020
Call options	4,246,500	7,710,750	B	87	-	7	-	-	-
Put options	4,246,500	7,710,750	S	55	(49)	(3)	(104)	5	(49)
Total					(49)	4	(104)	5	(49)

Freight derivative positions

To reduce the impact of maritime freight price volatility on the Company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The protected item is part of Vale’s costs linked to maritime freight spot prices. The financial settlement inflows/outflows of the FFAs are offset by the protected items’ losses/gains due to freight price changes.

The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

	Notional (days)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/day)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020+
Freight forwards	3,610	1,050	B	13,949	8	-	(1)	2	8

(ii)	Protection programs for base metals products

Operational Hedging Programs

In the operational hedging program for nickel sales at fixed prices, derivatives transactions were implemented, usually through the purchase of nickel forwards, to convert into floating prices the contracts with clients that required a fixed price.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020	2021
Fixed price sales protection
Nickel forwards	2,216	-	B	12,289	5	-	3	1	4	1
Total					5	-	3	1	4	1

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Nickel Revenue Hedging Program

The Company implemented a Nickel Revenue Hedging Program in 2019, which has been discontinued in April 2020 to increase the Company's cash position as a result of COVID-19 pandemic. The cumulative gain recognized in the cash flow hedge reserve until the settlement are being reclassified to the income statement as the Company recognizes the revenue from nickel sales (hedged item).

	Notional (ton)			Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020	2021
Nickel Revenue Hedging Program
Call options	-	75,984	S	-	(12)	-	-	-	-
Put options	-	75,984	B	-	162	292	-	-	-
Total				-	150	292	-	-	-

Palladium Revenue Hedging Program

To reduce the volatility of its future cash flows arising from changes in palladium prices, the Company implemented a Palladium Revenue Hedging Program. Under this program, hedge operations were executed using forwards and option contracts to protect a portion of the highly probable forecast sales at floating prices. A hedge accounting treatment is given to this program

The derivative transactions under the program are negotiated over-the-counter and the financial settlement inflows/outflows are offset by the protected items’ losses/gains due to palladium price changes.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/t oz)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020	2021
Palladium Revenue Hedging Program
Palladium Forwards	2,400	-	S	2,214	-	-	3	-	-	-

Call Options	14,400	-	S	2,387	(2)	-	-	1	(1)	(2)
Put Options	14,400	-	B	2,050	1	-	-	-	-	1
Total					(1)	-	3	1	(1)	(1)

Embedded derivatives in contracts

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020
Nickel forwards	708	1,497	S	14,576	-	2	-	-	-
Copper forwards	544	1,009	S	6,527	-	-	-	-	-
Total					-	2	-	-	-

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Wheaton Precious Metals Corp. warrants

The Company owned warrants issued by Wheaton Precious Metals Corp. (WPM), a Canadian company with stocks negotiated on the Toronto Stock Exchange and the New York Stock Exchange. Such warrants have payoff similar to that of an American call option and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury. In February 2020, the Company sold all of its warrants of Wheaton (equivalent to 10,000,000 common shares) for US$2.50 per warrant, totaling US$25.

	Notional (quantity of warranties)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/share)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2023
Call options	-	10,000,000	B	-	-	26	25	-	-

d) Call options associated to debentures convertible into shares

The Company has debentures which lenders have the option to convert the outstanding debt into a specified quantity of an associate’s shares, held by the Company. This option may be fully, or partly exercised, upon payment to the Company of the strike price, considering the terms, conditions and other limitations existing in the agreement, at any time and at the discretion of the creditor, until the maturity date of the debentures. The creditor also has the right to reconstitute the amount of shares required to achieve a total stake of 8% in this associate’shares, at a pre-established price in the option contract, which may be exercised up to December 15th, 2020, subject to the full exercise of the options associated with the debentures.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (R$/share)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2027
Conversion options	140,239	140,239	S	8,436	(60)	(51)	-	3	(60)

e) Option related to a Special Purpose Entity “SPE”

The Company acquired in January 2019 a call option related to shares of certain special purpose entities, which are part of a wind farm located in Bahia, Brazil. This option was acquired in the context of the Company's signing of electric power purchase and sale agreements with an SPE, supplied by this wind farm.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (R$/share)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2022
Call option	137,751,623	137,751,623	B	2.74	22	24	-	2	22

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

f) Embedded derivatives in contracts

In 2014, the Company sold part of its stake in an associate to an investment fund, of which sales contract establishes, under certain conditions, a minimum return guarantee on the investment whose maturity was extended to December 2021 during this quarter. This is considered an embedded derivative, with payoff equivalent to a put option.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (R$/share)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2021
Put option	1,105,070,863	1,105,070,863	S	4.17	(57)	(69)	-	7	(57)

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

	Notional (volume/month)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020	2021+
Call options	746,667	746,667	S	233	-	(1)	-	-	-	-

g) Methods and techniques of evaluation

Derivative financial instruments are evaluated through the use of market curves and prices impacting each instrument at the closing dates.

For the pricing of options, the Company often uses the Black & Scholes model. In this model, the fair value of the derivative is determined basically as a function of the volatility and the price of the underlying asset, the strike price of the option, the risk-free interest rate and the option maturity. In the case of options where payoff is a function of the average price of the underlying asset over a certain period during the life of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the long and short positions are estimated by discounting their cash flows by the interest rate in the related currency. The fair value is determined by the difference between the present value of the long and short positions of the swap in the reference currency.

For the swaps indexed to TJLP, the calculation of the fair value assumes that TJLP is constant, that is, the projections of future cash flows in Brazilian Reais are made considering the last TJLP disclosed.

Forward and future contracts are priced using the future curves of their corresponding underlying assets. Typically, these curves are obtained on the stock exchanges where these assets are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

h) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as at September 30, 2020

-	Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables
-	Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
CDI vs. US$ fixed rate swap	R$ depreciation	(587)	(1,173)	(1,760)
	US$ interest rate inside Brazil decrease	(587)	(616)	(646)
	Brazilian interest rate increase	(587)	(615)	(646)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(195)	(328)	(462)
	US$ interest rate inside Brazil decrease	(195)	(199)	(203)
	Brazilian interest rate increase	(195)	(206)	(216)
	TJLP interest rate decrease	(195)	(205)	(215)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(153)	(307)	(462)
	US$ interest rate inside Brazil decrease	(153)	(156)	(160)
	Brazilian interest rate increase	(153)	(163)	(173)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. US$ fixed rate swap	R$ depreciation	(206)	(378)	(550)
	US$ interest rate inside Brazil decrease	(206)	(212)	(219)
	Brazilian interest rate increase	(206)	(223)	(239)
	IPCA index decrease	(206)	(218)	(230)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. CDI swap	Brazilian interest rate increase	38	36	34
	IPCA index decrease	38	36	33
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(36)	(33)

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(30)	(195)	(359)
	Euribor increase	(30)	(31)	(32)
	US$ Libor decrease	(30)	(31)	(32)
Protected item: EUR denominated debt	EUR depreciation	n.a.	195	359

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	(11)	(14)	(17)
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	14	17

			(63)	(109)

NDF BRL/USD	R$ depreciation	(17)	(19)	(22)
	US$ interest rate inside Brazil decrease	(17)	(27)	(37)
	Brazilian interest rate increase	(17)	-	-
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
Fuel oil protection
Options	Price input decrease	(42)	(131)	(231)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	131	231

Maritime Freight protection
Forwards	Freight price decrease	8	(4)	(15)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	4	15

Nickel sales fixed price protection
Forwards	Nickel price decrease	-	-	-
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	-	-

Palladium Revenue Hedging Program
Options	Palladium price increase	(1)	(8)	(16)
Protected item: Part of palladium future revenues	Palladium price increase	n.a.	8	16

Conversion options	Stock value increase	(60)	(103)	(158)

Option - SPCs	SPCs stock value decrease	22	9	2

Instrument	Main risks	Probable	Scenario I	Scenario II
Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	-	(3)	(5)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	-	(1)	(2)
Embedded derivatives - Gas purchase	Pellet price increase	-	-	(1)
Embedded derivatives - Guaranteed minimum return	Stock value decrease	(57)	(149)	(324)

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

i)	Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings published by agencies Moody’s and S&P regarding the main financial institutions that we hire derivative instruments, cash and cash equivalents transactions.

Long term ratings by counterparty	Moody’s	S&P	Long term ratings by counterparty	Moody’s	S&P
ABN Amro	A1	A	Credit Suisse	Baa2	BBB+
Agricultural Bank of China	A1	A	Deutsche Bank	A3	BBB+
ANZ Australia and New Zealand Banking	Aa3	AA-	Goldman Sachs	A3	BBB+
Banco ABC	Ba3	BB-	HSBC	A2	A-
Banco Bradesco	Ba3	BB-	Industrial and Commercial Bank of China	A1	A
Banco do Brasil	Ba3	BB-	Intesa Sanpaolo Spa	Baa1	BBB
Banco Itaú Unibanco	Ba3	BB-	Banco Itaú Unibanco	Ba3	BB-
Banco Safra	Ba3	BB-	JP Morgan Chase & Co	A2	A-
Banco Santander	A2	A	Macquarie Group Ltd	A3	BBB+
Banco Votorantim	Ba3	BB-	Mega International Commercial Bank	A1	A
Bank Mandiri	Baa2	BBB-	Millenium BIM	A1	A-
Bank of America	A2	A-	Mitsui & Co	A1	A-
Bank of China	A1	A	Mizuho Financial	A1	A-
Bank of Montreal	Aa2	A+	Morgan Stanley	A3 *+	BBB+
Bank of Nova Scotia	A2	A+	Muscat Bank	B1	BB-
Bank of Shanghai	Baa2	-	National Australia Bank	Aa3	AA-
Bank of Tokyo Mitsubishi UFJ	A1	A-	National Bank of Canada	Aa3	A
Bank Rakyat Indonesia (BRI)	Baa2	BBB-	National Bank of Oman	B1	-
Barclays	Baa2	BBB	Natixis	A1	A+
BBVA Banco Bilbao Vizcaya Argentaria	A3	A-	Royal Bank of Canada	Aa2	AA-
BNP Paribas	Aa3	A+	Rabobank	Aa3	A+
BTG Pactual	Ba3	BB-	Société Générale	A1	A
Caixa Econômica Federal	Ba3	BB-	Standard Bank Group	Ba2	-
Calyon	Aa3	A+	Standard Chartered	A2	BBB+
China Construction Bank	A1	A	Sumitomo Mitsui Financial	A1	A-
CIBC Canadian Imperial Bank	Aa2	A+	Toronto Dominion Bank	Aa3	AA-
CIMB Bank	Baa1	A-	UBS	Aa3	A-
Citigroup	A3	BBB+	Unicredit	Baa1	BBB

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2020	Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Head of Investor Relations